July 11, 2025

VIA EMAIL AND EDGAR

Ranjit Singh Pawar
Jennifer O’Brien
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Coeur Mining, Inc. Form 10-Q for the Fiscal Quarter Ended March 31, 2025 Form 10-K for the Fiscal Year Ended December 31, 2024 File No. 001-08641

Dear Mr. Pawar and Ms. O’Brien:

On behalf of Coeur Mining, Inc. (the “Company”), set forth below are responses to additional comments the staff (the “Staff”) of the Securities and Exchange Commission delivered by letter, dated June 26, 2025 (the “Supplemental Letter”), with respect to the above referenced Form 10-K and Form 10-Q originally set forth in a letter from the Staff dated May 28, 2025 (the “Comment Letter”). The Company’s responses to the Staff’s comments are set forth below, with each paragraph numbered to correspond to the numbered comment in the Comment Letter.

Response dated June 11, 2025
Form 10-Q for the Fiscal Quarter Ended March 31, 2025
Non-GAAP Financial Performance Measures, page 38

Comment #1:

We note your response to prior comment 5 regarding the adjustment for “Acquired inventory purchase price.” Please further clarify why you believe an adjustment for “a five-month short-term stockpile of ore that is expected to be consumed during the first year of ownership” does not change the recognition and measurement principles required to be applied in accordance with GAAP. Refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Alternatively, please revise your presentation to remove this purchase accounting adjustment.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com

Response #1:

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 100.04 of the Compliance and Disclosure Interpretations (“C&DI”) on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K.  Based on that guidance, the Company does not believe that it is tailoring the recognition or measurement principles required to be applied in accordance with GAAP in our Adjusted EBITDA calculation, but rather is excluding the impacts of the non-cash purchase price allocation to acquired inventory, which provides users of our financial disclosures – including investors who have specifically requested this information – an understanding of our ongoing operating performance.

As part of the purchase price allocation, the Company recognized a non-cash $93.3 million increase in the carrying value of the acquired metal inventory which included finished goods, work in process and a short-term stockpile of ore.  In the first quarter of 2025, $27.0 million of the $93.3 million was recognized in the condensed consolidated statement of comprehensive income as part of costs applicable to sales and was included as an adjustment to Adjusted EBITDA. The full amount of the acquired metal inventory purchase price allocation is expected to be recognized as an expense in the first year following the acquisition date and would not have a recurring impact on metal inventory in subsequent years. We believe our adjustment, which excludes the nonrecurring impact of the non-cash purchase price allocation to acquired inventory, does not make the non-GAAP measure misleading because: (i) the adjustment excludes the GAAP impact of only the portion of the allocation that was recognized in the condensed consolidated statement of comprehensive income, without changing the amount or timing, (ii) the excluded GAAP result is not reflective of recurring cash operating expenses, and (iii) the disclosure is transparent, such that investors can determine for themselves how much weight to provide to the adjustment.

The adjustment is not intended to, and in our view it does not, smooth or alter results. Therefore, we believe that the adjustment is not misleading under the guidance in C&DI Question 100.4 but rather gives users of our financial disclosures a better understanding of normal, recurring operating margins and results of operations.  This has been validated by investor requests for this information since the closing of the acquisition to help them understand whether normal, recurring operating costs post-acquisition are expected to be similar to those pre-acquisition under prior ownership.

Furthermore, the Company considered the guidance set forth in Question 102.09 of the C&DI on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K.  As further discussed below, Adjusted EBITDA is the basis of one of the financial covenants in the Company’s revolving credit facility (“RCF”), and the RCF allows for the inclusion of acquired inventory purchase price as an adjustment to Adjusted EBITDA when calculating the financial covenant to determine compliance and the Company’s ability to continue to draw funds from the RCF.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com

Response dated June 11, 2025
Form 10-K for the Fiscal Year Ended December 31, 2024
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Performance Measures, page 57

Comment #2:

We note from your response to prior comment 4 that the adjustment titled “Inventory adjustments and writedowns” represents amounts that you deemed incremental to normal operations within the context of Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please address the following:

(a)
Provide further clarity as to the nature of the individual components of the adjustment for each of the reporting periods 2022 through 2024. To this end, provide us with a breakdown, including quantification, that distinguishes between inventory adjustments and inventory writedowns. For inventory adjustments, clarify whether they are adjustments related solely to the Rochester expansion project, or otherwise advise.

Response #2(a):

Inventory adjustments and write-downs are made up of two distinct components - inventory adjustments and inventory write-downs.

Inventory adjustments represent the Company’s reserve for obsolete supply inventory across all mining sites. The reserve is calculated on a quarterly basis following an analysis of the aging of the supply inventory at each mining site.

Inventory write-downs are related to the calculation of net realizable value of the Company’s metal inventory. Metal inventory is stated at lower of cost or net realizable value, with cost being determined using a weighted average cost method. Net realizable value represents the estimated future sales price based on short-term and long-term metal prices, less estimated costs to complete production and bring the product to sale. The inventory write-downs related entirely to unusual and atypical operating conditions at Rochester during the expansion project, which explains why inventory write-downs trailed off significantly in 2024 as the expansion project wrapped up.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com

The following table provides a breakdown of inventory write-downs and inventory adjustments.

	Year Ended December 31,
	2024	2023	2022
Inventory write-downs - Rochester	$3,153	$39,876	$45,978
Inventory adjustments - Rochester	2,746	(104)	1,273
Inventory adjustments - Palmarejo	1,365	933	599
Inventory adjustments - Kensington	361	988	401
Inventory adjustments - Wharf	126	653	217
Inventory adjustments - Silvertip	291	842	617
	$8,042	$43,188	$49,085

(b)
For the components you described in your response related to the “initial decrease in production resulting from lower throughput rates and higher than planned crushed sizes,” and elevated costs incurred during the construction and start-up phases of the Rochester expansion project, including mechanical failures and design modifications, tell us more about why you do not deem these to be normal operating expenses that can occur during a mine expansion project. As part of your response, clarify whether you deem these costs “unusual and atypical” because they were unexpected expenses that arose when compared to your mine plan or otherwise advise.

Response #2(b):

Based on the Company’s historical experience operating the Rochester mine, we believe that the reduced production and increased costs were unusual and atypical because they were driven by changes to the mine plan and operating conditions that arose as a direct result of the expansion project.

Rochester is an open pit heap leach operation with multiple leach pads. The legacy leach pads are in various stages of their production cycle and continued production from the legacy leach pads is significantly impacted by the ability to place new recoverable gold and silver to replace produced gold and silver.  Additionally, the recovery rates associated with new recoverable gold and silver placed are impacted by crush size of the placed ore.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com

Operating cashflow from production off Rochester’s legacy leach pads was expected to be a significant source of funding for the mine’s expansion project.  This expectation was based on the assumption that Rochester would continue to crush and place ore on the legacy leach pads during the construction phase of the expansion project at a rate consistent with pre-expansion project levels.  However, during the construction phase of the expansion project, Rochester was unable to execute its mine plan and maintain a sufficient level of production to support the existing and at times higher costs that were incurred.  Ore tons placed were 18%, 24% and 10% lower than planned in 2022, 2023 and 2024, respectively.  The lower production resulted in a temporary increase in the unit cost of gold and silver produced.  Factors that contributed to the lower production included unexpected changes to the mine plan caused by unforeseen interruptions to mining activities due to the overlapping footprint of the ongoing operations and the expansion project that interfered with Rochester’s ability to execute its planned mining and crushing activities, longer than expected down time of the existing crushing circuit that was used to feed both new recoverable gold and silver placed on the legacy leach pads as well as provide crushed material to the new leach pad during the construction phase, and an earlier-than-planned dismantle of the existing crushing circuit to allow for mining in the area around the existing crushing circuit that resulted in a period of time when Rochester had no operating crushing circuit.  These factors contributed to a deficit in new ore placed compared to production from the legacy leach pads, which was a significant factor in the inventory write-downs from 2022-2024.

(c)
Clarify how you quantified the amounts for inventory adjustments and/or inventory write-downs related to “initial decrease in production resulting from lower throughput rates and higher than planned crushed sizes.”

Response #2(c):

The calculation of an inventory write-down includes a number of inputs including recoverable gold and silver on the leach pads, short-term and long-term gold and silver prices, and costs of production, including an estimated cost to complete. The estimated cost per ounce of gold and silver is then compared to the estimated realizable sale price of each ounce of gold and silver to determine if there is a required inventory write-down.

During the period from 2022-2024, this analysis resulted in the estimated cost per ounce of gold and silver that exceeded the estimated realizable sale price of the gold and silver produced. The primary cause of inventory write-downs was a reduction in ore tons placed and the corresponding reduction in production from the legacy leach pads and, to a lesser extent, the incrementally higher costs incurred in the production process. Not until the new crushing circuit that was built as part of the expansion project was placed into commercial production in early 2024 was the balance between the newly placed and gold and silver production re-established, which has led to no further inventory write-downs at Rochester as of the second quarter of 2024.

(d)
You note that your revolving credit facility covenant calculation of Adjusted EBITDA allows for the inclusion of this adjustment. Please clarify whether you believe that the credit agreement is a material agreement, that the covenant is a material term of the credit agreement, and that information about the covenant is material to an investor’s understanding of your financial condition and/or liquidity. Refer to Question 102.09 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com

Response #2(d):

The Company acknowledges the Staff’s comment and advises the Staff that it has considered the guidance set forth in Question 102.09 of the C&DI on Non-GAAP Financial Measures and the requirements set forth in Item 10(e) of Regulation S-K.  Based on that guidance, the Company believes that the RCF is a material agreement, that the covenant is a material term of the RCF, and that information about the covenant is material to an investor’s understanding of the Company’s financial condition and liquidity.

The Company considers the RCF to be a material agreement and has consistently reported it as such in its relevant filings. The RCF currently provides for up to $400 million in liquidity and was a major source of funding during the Rochester expansion project. The Company is required to comply with certain financial covenants in order to continue drawing funds from the RCF and engage in certain business activities. Adjusted EBITDA is the basis of one such financial covenant and the RCF specifically provides for the inclusion of inventory write-downs as an adjustment to Adjusted EBITDA when calculating the financial covenant to determine compliance and the Company’s ability to continue to draw funds from the RCF.  The Company negotiated amendments to the RCF with its creditors during the course of the Rochester expansion, including modifying relevant financial covenant levels and calculation methodology. Had the inventory write-downs been excluded from this calculation, the Company would likely have exceeded the allowable financial covenants in certain reporting periods. Non-compliance with the financial covenants would likely have resulted in higher borrowing costs or limited access to liquidity and a material adverse effect on the Company’s financial condition.

(e)
We note there is a quantitative difference between the “Inventory adjustments and writedowns” made to derive Adjusted EBITDA and the “Inventory Adjustments” made to derive Adjusted costs applicable to sales as presented in your earnings release. For example, the amount of adjustment in 2024 to Adjusted EBITDA was $8,042 whereas the amount of adjustment to Costs applicable to sales was $4,598. Please explain to us the reason for using different inventory adjustment amounts for these non-GAAP measures, and the nature of the differences.

Response #2(e):

The amounts included in the calculation of adjusted costs applicable to sales only represents the inventory adjustments noted above for the operating mine sites (i.e. Rochester, Palmarejo, Kensington and Wharf). The Company uses costs applicable to sales and adjusted costs applicable to sales to evaluate operating performance as well as assess each operating site’s ability to generate free cash flow from operations. The Company believes that adjusted costs applicable to sales, calculated on a per-ounce basis for silver and gold sold, is a meaningful measure used by investors, analysts and users of our financial statements.

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com

In addition to the inclusion of inventory adjustments, the Company includes inventory write-downs in the calculation of Adjusted EBITDA.  The inclusion of both inventory adjustments and inventory write-downs is consistent with the terms of the Company’s RCF, which the Company has designated a material agreement. As noted above, the Company also believes that the financial covenant is a material term of the RCF and that information about the covenant is material to an investor’s understanding of the Company’s financial condition and liquidity.

If we can be of any further assistance, or if you have any questions regarding the concerns detailed in this letter, please do not hesitate to contact me or Casey M. Nault.

Sincerely,

/s/ Thomas S. Whelan
Thomas S. Whelan
Senior Vice President and Chief Financial Officer

cc:	Casey M. Nault, Senior Vice President, General Counsel and Secretary
Eric Scarazzo, Gibson, Dunn & Crutcher LLP

Coeur Mining, Inc. | 200 South Wacker Drive, Suite 2100 | Chicago, IL 60606 | 312.489.5800 | www.coeur.com